UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Mavenir Systems, Inc.

(Name of Subject Company)

Mavenir Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

577675 101

(CUSIP Number of Class of Securities)

Terry Hungle

Chief Financial Officer

Mavenir Systems, Inc.

1700 International Parkway, Suite 200

Richardson, TX 75081

(469) 916-4393

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

With copies to:

Alan Bickerstaff Andrews Kurth LLP 111 Congress, Suite 1700 Austin, TX 78701 (512) 320-9200	William H. Aaronson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Mavenir Systems, Inc., a Delaware corporation (the “Company,” “Mavenir” or “we”), with the Securities and Exchange Commission (the “SEC”) on April 1, 2015 and amended on April 10, 2015, April 16, 2015 and April 21, 2015 relating to the exchange offer pursuant to the offer to exchange dated April 1, 2015 and amended on April 10, 2015, April 16, 2015, April 21, 2015 and April 28, 2015 (the “Offer to Exchange”) and the related letter of election and transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”) by Roadster Subsidiary Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mitel Networks Corporation, a Canadian corporation (“Mitel”), to acquire all of the outstanding shares of the common stock, $0.001 par value per share, of Mavenir (“Mavenir common stock”, shares thereof the “Shares” or “Mavenir Shares” and each, a “Share” or a “Mavenir Share”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the following before “Appraisal Rights”:

“Completion of the Offer

The Offer expired as scheduled at 12:00 midnight, New York City time, on April 28, 2015 (one minute after 11:59 p.m., New York City time, on April 28, 2015). Based on preliminary information from the exchange agent for the Offer, approximately 24,266,280 Shares, representing approximately 83% of the outstanding Shares as of the close of business on April 28, 2015, were validly tendered and not validly withdrawn prior to the expiration of the Offer. Therefore, the minimum tender condition has been satisfied. All of such Shares have been accepted for payment and exchange in accordance with the terms of the Offer.

Mitel and Purchaser effected the Merger as a short-form merger under Delaware law after exercising the Top-Up Option and, as a result, Mavenir became an indirect wholly owned subsidiary of Mitel.

As a result of the Merger, each outstanding Share (except for Shares owned directly or indirectly by Mitel or Mavenir or their respective subsidiaries (including Purchaser) and Shares as to which appraisal rights have been perfected in accordance with the DGCL) was cancelled and converted into the right to receive the Offer Price on the same basis as a No Election Share, without interest and less any applicable withholding taxes.

Following the Merger, the Shares ceased to trade on the New York Stock Exchange.

On April 29, 2015, Mitel issued a press release announcing the expiration and results of the Offer. This press release is attached as Exhibit (a)(5)(U) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(U)	Press release issued by Mitel Networks Corporation on April 29, 2015, announcing the expiration of the Offer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated April 29, 2015 of Mitel Networks Corporation)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mavenir Systems, Inc.

By:	/s/ Terry Hungle
Terry Hungle, Chief Financial Officer

Dated: April 29, 2015

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